
07007933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 66633

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot Financial Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian T. Foley 617-314-0284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leone, Morrissey, Henriksen & Synan, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street (Address) Norwell (City) MA (State) 02061 (Zip Code)

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 ? 2007
WASH, D.C.
200

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian T. Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot Financial Advisors, LLC, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

My Commission Expires December 23, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MOORS & CABOT FINANCIAL ADVISORS, LLC
(Sec. I.D. No. 8-66633)

Statement of Financial Condition as of June 30, 2007, Supplemental Report on Internal Control and Independent Auditors' Report

Filed in accordance with Rule 17a-5(e)(3)
As a PUBLIC DOCUMENT

LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MOORS & CABOT FINANCIAL ADVISORS, LLC
FINANCIAL STATEMENT
YEAR ENDED JUNE 30, 2007



LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.

INDEPENDENT AUDITORS' REPORT

To The Member
Moors & Cabot Financial Advisors, LLC
111 Devonshire Street
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Moors & Cabot Financial Advisors, LLC (the Company) as of June 30, 2007, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moors & Cabot Financial Advisors, LLC, as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Leone, Morrissey, Henriksen & Synan, P.C.

Leone, Morrissey, Henriksen & Synan, P.C.

August 16, 2007

Certified Public Accountants

80 Washington Street, Building S, Norwell, Massachusetts 02061 781 • 878 • 9111 FX 781 • 878 • 3666 www.lmhscpas.com

MOORS & CABOT FINANCIAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash	$ 408,894
Due From Brokers and Dealers	719,256
Prepaid Expenses and Other Assets	26,486
	$ 1,154,636

LIABILITIES AND MEMBER'S EQUITY

Accrued Commissions	$ 857,120
Due To Related Parties	36,576
	893,696
Member's Equity	260,940
	$ 1,154,636

See Notes to Financial Statement

A. ORGANIZATION AND SUMMARY OF SIGINIFICANT ACCOUNTING POLICIES:

1. Organization - Moors & Cabot Financial Advisors, LLC (the Company) was organized pursuant to Massachusetts Limited Liability Company Act and commenced operations on July 15, 2006. The Company is 100% owned by Moors & Cabot, Inc.

2. Operations - The Company is engaged in buying and selling securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services to National Financial Services, LLC (NFS) a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

   The agreements between the Company and NFS provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from NFS on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

3. Security Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

4. Income Taxes - The Company is part of a consolidated tax return with Moors & Cabot, Inc., which has elected under the Internal Revenue Code to be an S Corporation for Federal and state purposes.

5. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

6. Fair Value of Financial Instruments - The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers, payables, and liabilities approximate fair value because of the short maturity of these instruments.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

7. Indemnifications - In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

B. TRANSACTIONS WITH PARENT COMPANY:

Moors & Cabot Financial Advisors, LLC is 100% owned by Moors & Cabot, Inc. Moors & Cabot Financial Advisors, LLC is not a guaranteed subsidiary in accordance with SEC guidelines, and accordingly is not consolidated in the earnings of Moors & Cabot, Inc.

C. NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2007, the Company had a net capital requirement of $59,579 and net capital of $234,454, resulting in an excess of $174,875.

D. INCOME TAXES:

The Company is a single member LLC and accordingly, includes its operating results in with that of the single member, Moors & Cabot, Inc. Consequently, no provision or liability for income taxes has been included in the financial statements.

E. CONCENTRATION OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Member
Moors & Cabot Financial Advisors, LLC
111 Devonshire Street
Boston, Massachusetts

In planning and performing our audit of the statement of financial condition of Moors & Cabot Financial Advisors, LLC (the Company) as of June 30, 2007 (on which we issued our report dated August 16, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants

80 Washington Street, Building S, Norwell, Massachusetts 02061 781 • 878 • 9111 FX 781 • 878 • 3666 www.lmhscpas.com

Moors & Cabot Financial Advisors, LLC
(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices or procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leone, Morrissey, Henriksen & Synan, P.C.

Leone, Morrissey, Henriksen & Synan, P.C.

August 16, 2007

END

Certified Public Accountants

80 Washington Street, Building S, Norwell, Massachusetts 02061 781 • 878 • 9111 FX 781 • 878 • 3666 www.lmhscpas.com